UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Published: 14:00 CET 16-03-2015 /GlobeNewswire /Source: Delhaize Group / : DELB /ISIN: BE0003562700

Delhaize Group analyst field trip - March 17, 2015

Delhaize Group is hosting an analyst field trip tomorrow, March 17, 2015, in Wilmington, North Carolina.

The analyst field trip presentation will be webcasted starting at 09:00 am ET - 02:00 pm CET, on March 17, 2015, at www.delhaizegroup.com.

The slides of the presentation will also be available on the Delhaize Group website.

Best regards,

The Investor Relations Team

Delhaize Group Analyst Field Trip
March 2015

Forward looking statements
This presentation includes forward-looking statements within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. Forward-looking statements describe further expectations, plans, options, results or strategies. Actual outcomes and results may differ materially from those projected depending upon a variety of factors, including but not limited to changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in our most recent annual report or Form 20-F and other filings with the Securities and Exchange Commission. Delhaize Group disclaims any obligation to update or revise the information contained in this presentation.

Frans Muller – Delhaize Group CEO

We have a clear strategy, with principles are designed to keep us a customer centric organisation
Principles Promises
• Customers trust us to provide a great local
Put customers first shopping experience, in stores and on-line
Learn to grow Associates trust us to be a rewarding
employer
Lead locally
• Communities trust us to be responsible
Drive profitable growth neighbors
today & beyond
• Shareholders trust us for value creation
We want to operate our customers’ preferred local supermarkets and work together as a group to deliver on that ambition

Our strategic agenda is constructed accordingly
Delhaize Le Lion Implement Transformation Plan Strengthen commercial strategy
Southeastern Europe & Indonesia Continue expansion Alfa Beta Improve business in Serbia Delhaize Serbia Mega Image Superindo
Hannaford Accelerate growth
Today’s focus
Food Lion Get Better Get Different

.and focuses on accelerating growth and the overall competitiveness of the group
Growth Operating discipline
Improve customer satisfaction Reinforce competitive pricing
Further differentiate our banners Decrease SG&A as % of sales
Increase market share in selected Further improve Working Capital core markets through expansion and bolt-on acquisitions Remain disciplined in our capital allocation
Step up our Digital efforts

Belgium – Delhaize Le Lion

We have reached a comprehensive agreement with our social partners on our Transformation Plan in Belgium
Description Outcome
Collective dismissal of 1,800
employees • Gradual ramp-up of savings to
• Creates more favorable age 2022
pyramid • €137 million one-off charge
Store network optimisation At least annual €80 million of
• 9 stores to be affiliated savings as from 2018
• 1 store to be closed
Adapted wage measures and Training of our associates to
benefits for all employees offer the best service to
• Abolishment of paid breaks customers
New store organisation
Efficiency projects
We are highly focused on generating savings to invest
intensively in our commercial strategy

.resulting in a significant improvement in our labour cost over time
Cost per productive hour will
improve in different steps
and tangible savings
Measures impacting our current gradually increasing over time workforce:
Collective dismissal for 1,800
employees €m
Adapted wage measures and benefits
80
Other measures:
Efficiency projects
New Store Organisation
New competitive collective labor
agreement for new joiners
Resulting in improving our relative 2015 2018 2022
position
Significant narrowing of gap vs our peers Conservative assumption
Competitive position improves over time

Our goal is to regain a leadership market position in Belgium by leveraging on several pillars
2015 priorities:
Associates Affiliates
1. More customers
2. Higher market share
Best price quality Best assortment
Best shopping IT & Distribution
experience centers

We will train our associates to offer the best service to customers
Associates
New Store Organisation rolled out as of June
Combining leadership in some departments
Increased product expertise
Increased flexibility to guarantee best customer service
Long term associate engagement program

We will continue to strongly support our affiliates
Affiliates
Further strengthen relationship
Focus on continued CSS growth and network growth
Support commercial strategy
Support profitability

We will reinvest in the best price quality proposition
Best price quality
Quality at the heart of the customer promise, at the right price
Enhanced communication
In store visibility
Increased marketing budget
More impactful promotional campaigns

While continuing to make our assortment both innovative and efficient
Best assortment
Best in Fresh
High quality products
Focus on in-house butchery production and innovation
Focus on best bakery assortment
Efficient center store
Optimal assortment width
More efficient replenishment methods
Innovations
Mainly in private label but also creating room for innovation from the national brands

We are learning from our pilot stores to guarantee the best shopping experience
Best shopping experience
4 pilot stores in 2014
Learnings & finetuning of concept in H1 2015
More efficient capex, improve price perception, lean store organisation
Remodelings of 16 stores in 2015, wider roll-out in 2016
Best shopping experience:
Wide aisles, comfortable parking, large Fresh assortment, quick & qualitative checkout

Automated distribution centers and a more robust IT platform will increase service levels and efficiency
IT & DC
Increase service level
Objective of On Time deliveries; Focus on Fresh
Investments in IT
Digital
Efficiency projects
Electronic shelf labelling
Cash management
More efficient checkout

Southeastern Europe – Alfa Beta, Delhaize Serbia, Mega Image

We aim at sustaining our leadership position in Greece through our “New Generation” Store Concept & Ongoing Expansion
Strenghten further our leadership position in Greece
Drive positive CSS growth
Maintain profitability
Leverage scale with suppliers
Strengthen offer and price perception
Enhance further our core values: Fresh offering, Variety, Service
New Generation store concept rollout
Deal with high promotional pressure of ~40%
Small acquisitions & organic expansion
Be ready for consolidation opportunities
Ongoing SG&A productivity
Improve SG&A as a percentage of sales

We are focusing on improving our business in Serbia
Strengthen and grow our market share in Belgrade
Drive positive CSS growth while maintaining profitability
Speed up expansion
Increase remodellings
Maxi
Tempo
Shop & Go
Further strengthen Tempo
Improve price perception

In Romania, we have a strong brand that will continue to pursue its expansion
Reinforce our presence in Bucharest
Continued network expansion
Drive positive CSS growth and maintain profitability
Enhance customer satisfaction
Innovative ranges of products
Price competitiveness
Finetune the business model to expand beyond Bucharest

Digital is today a priority in 2 selected markets

Delhaize.be

Hannaford.com
11 stores
Strong Sales (up to 7% of the store)
Best-in-Class OMS preparation tool
Seamless Customer Experience

Cross Platform E-shop
Delhaize E-Shop. Experience Delhaize, Wherever, Whenever.

Kevin Holt – Delhaize America CEO

DELHAIZE AMERICA

DELHAIZE GROUP

Delhaize America: a company defined by two powerful brands
Dependable Value
Great service
Local
Quality fresh foods Digital
Consistent fresh
Low prices
Associates you can count on Convenient locations Easy and hassle free
“Customer Connect”
CUSTOMERS PEOPLE INSIGHTS EXPERIENCE DELHAIZE GROUP 27

Delhaize America has strong foundations but also faces some challenges
Strengths
2 strong banners with distinct and compelling growth opportunities
#1 or 2 position in the majority of our markets
Stable or increasing market shares Strong connection to communities Convenient network of stores Experienced and motivated team
Challenges
Competition intensifying in Food Lion’s trade area
Modernizing Food Lion store base
Increasingly competitive markets at Hannaford
Accelerate growth at Hannaford
IT systems and IT infrastructure to be improved DELHAIZE GROUP 28

As a result Delhaize America’s strategic agenda enables long-term sustainable sales growth
DELHAIZE AMERICA
More effective
Enhanced merchandising
Private label Procurement SG&A efficiency IT
FOOD LION
Get better & Get different
Improve the entire network
Make the strategy evolve – Easy, Fresh
& Affordable
Improve the store base
Hannaford
Accelerate expansion
Strengthen our customer value proposition
Accelerate Hannaford growth
Defend and Grow market share
Top line growth is our primary focus DELHAIZE GROUP 29

Food Lion and Hannaford benefit from improved US economic conditions
Unemployment at 5.6% in December 2014 Housing prices recovered by 30%(1)
Average US household might save $550 in 2015 from lower oil prices(2) US Consumer Confidence at the highest levels in 8 years GDP to grow by 3.6% this year(3)
FOOD LION
The South East US economy has proven to be more dynamic
Rebounced housing has helped exposure to construction, manufacturing
Strong growth in education, research, service industries
North Carolina has grown real GDP by 2.5% in 2012, 2013
Hannaford
While the recovery in the North East is below the U.S. average, it is also experiencing growth
Primary markets Maine and New
Hampshire have seen real GDP grow with less than 1% in 2012, 2013 DELHAIZE GROUP 30

Despite more intense competition, our banners are both well positioned
Competitive landscape
Aggresive growth projected for competition in 2015/16 • Walmart Neighborhood • Kroger (Harris Teeter) • Publix • Discounters
But
Food Lion has proven to be resilient
Plan
Easy, Fresh & Affordable
You can count on Food Lion. Every day!
Competitors have made inroads into primary markets Market Basket Walmart Whole Foods Omnichannel Hannaford will face increased competition as it seeks to increase density in states such as MA, NY
Hannaford has strong brand equity
Grow footprint organically and consolidation opportunities DELHAIZE GROUP 31

Hannafors 32
DELHAIZE GROUP

Hannaford is a strong brand that is positioned well for growth our brand promise
quality fresh foods great service dependable value part of the community
Above average sales productivity Strong customer loyalty Market leadership Consumer Equity in Fresh, Quality, Local and Service Strong presence in healthy living
Hannaford will build on these core strengths to defend its market share and accelerate its growth DELHAIZE GROUP 33

Heightened Focus on Fresh. to Drive Greater Consumer Relevancy
Creation of restaurant station offering and culinary expertise
Focus on abundance & quality supported by new layout, adjacencies and quality standards
Continued focus on local farm stands and increased grower partnerships
Continued investment in knowledgeable and engaged Fresh Associates DELHAIZE GROUP 34

While sharpening our local market approach
Continued targeted price investments in select markets
Fine tune assortment to better reflect the local marketplace
Refine service expectations to better meet consumer demand
Strengthening our local community presence DELHAIZE GROUP 35

Comprehensive Growth Strategy
Traditional growth
Network growth
Pursue opportunistic acquisitions while developing a pipeline for future growth
Creation of a small format store to open in 2015
Update our prototypical format to open in early 2016
Digital
Hannaford To Go (Click & Collect)
Continued expansion
Currently 11 sites operating
15 new sites planned for 2015
Future e-commerce options
Development of alternate e-commerce models to test and pilot in 2016 and beyond DELHAIZE GROUP 36 our brand promise
quality fresh foods great service dependable value part of the community DELHAIZE GROUP 37

FOOD LION DELHAIZE GROUP 38

Success since phase investments creates confidence in Food Lion’s ability to grow further
By 2010
2011-2013
Financial performance was unsustainable
Simple. Quality. Price welcome back to food lion
Phase investments in price and labor were intended to stabilize the business
Improved price position (~$250m investment) Focus on retail execution Minimal capex investment Began in May 2011 in Raleigh
Improvement in sales productivity as a result
2014 & beyond
Confidence that further investment will drive growth for Food Lion
7.5 7.5 7.7 8.0 8.4 2010 2011 2012* 2013** 2014
Sales per Selling Sqft
* Includes impact of portfolio optimization
** Previously stated 7.9 for 2013 was a 39 week view, not full year DELHAIZE GROUP 39

Even with that success, opportunities remain in key metrics



Average weekly sales per square foot ($)(1)
Food Lion 2010
7.5
12%
Food Lion 2014
8.4
Estimated average selected peers(2)
11.0



Estimated share of wallet potential(4)
Food Lion today
19%
-4
Average of local peers(3)
23%

(1) Square footage data notes: peer data from Spectra for 19 states with DA operations, Adjusted by industry average to reflect estimated selling sq ft; Food Lion actual selling sq ft
(2) Walmart supercenter, Walmart Neighborhood Market, Bi-Lo, Harris Teeter, Publix
(3) Local peers include Bi-Lo, Harris Teeter, Publix, Giant Carlisle and Martins
(4) Source: Nielsen Homescan, 52 weeks ending 12/27/14, Cross Outlet Facts, Retail Banner Shopper, Total US

DELHAIZE GROUP
40

In summary, Delhaize America is strong, streamlined, and positioned for growth
Focused
Delhaize America is built on a strong foundation and focusing all energy on growing its two vibrant brands
We are focusing on building a structure & culture that enables strong customer connections
We are balancing our plans to grow the business with careful attention to our financial performance
We are aggressively applying learnings from our test environments across the network
Investments in our banners is yielding topline growth
We are seeing strong customer response
We are energized by the growth opportunity ahead and encouraged by the early results
Disciplined Energized DELHAIZE GROUP 41

Meg Ham – Food Lion President DELHAIZE GROUP

FOOD LION EASY fresh & Affordable
You can count on FOOD LION… Every day! 43 DELHAIZE GROUP

Our goal is to make a differentiating leap forward in being an easy place to shop
Objectives…
Improved check-out
Intuitive shopping experience
Most relevant product assortment
Genuinely care for our customers
Customer loyalty with personalized programs
How it comes to life….
New front end technology and fixtures & increased service
Improved assortment on items that matter most
Adjacencies based on customer shopping patterns
A culture of associates empowered to care for customers
Personalized methods to identify, target and reward customers with meaningful offers 44 DELHAIZE GROUP

.and significantly enhance fresh
EASY fresh & Affordable
Objectives…
Deliver customer expectations for fresh products with consistent quality
Relevant assortment that is always available
Strengthen selling environment with focus on expanded variety and selection
Offer appealing meal solutions for families on the go
How it comes to life….
Improved replenishment methods (CAO, cold chain)
Enhanced assortment to capture sales in growth categories
Established merchandising standards to create vibrant fresh departments
Sections reallocated to ensure consistent in-stock conditions
Dinner deals, grab and go products, ready to cook options 45 DELHAIZE GROUP

.while building on our equity in price
EASY fresh & Affordable
Objectives…
Further strengthen price position
Enhance price messaging throughout shopping experience
Integrated plans to leverage seasonal events
Leverage private brands value
Maximize selling space for promotional planning
How it comes to life….
Price investments in key categories
Messaging that promotes value
Seasonal programs, signature items, and integrated commercial sales planning process
Strengthen presence of private brands throughout the store
Promotional merchandising aisle/space in all stores 46 DELHAIZE GROUP

The strategy is being implemented across the network and includes a focused remodel program
FOOD LION
EASY fresh & Affordable
You can count on FOOD LION… Every day!
One banner, one strategy
Banner initiatives, ongoing implementation
Assortment improvements
Count on Me behaviors
Technology upgrades
Private brand new packaging
Labor investments
Price investments and architecture
Aggressive commercial planning process
Customer loyalty programs
Remodel program, market level
Décor, modernize branding
Front end fixtures
Case and shelving upgrades
Testing innovations 47 DELHAIZE GROUP

Across the network, assortment improvements are being implemented with good momentum

Banner-wide initiatives



Fresh assortment

- Larger selection of convenience items in produce and deli
- Nature's Place fresh products
- Easy to prepare value added meats
- Frozen meat assortment


GLUTEN free



Center store assortment

- ~80% of categories implemented with goal of impacting ~10k SKU's
- Share growth measured in key categories (e.g. cereal, yogurt, new age beverage, etc.)
- Significant in-store changes with minimal customer disruption
- Customer scores of overall variety are improving


grape
orange
roar!
root beer
cream
soda

Private Brands

- Leveraging in fresh & center store
- 15% of items completed in 2014
- New package designs to be complete in 2015
- TOI, Nature's Place, value tier

DELHAIZE GROUP
48

Supporting banner-wide initiatives build on the strong foundation started in 2014
Banner-wide initiatives
Count on Me culture
Cultural transformation supported by training on four key behaviors in 2014
In 2015, evolving sales focused behaviors
Price
One pricing strategy & architecture for all stores by Q2, 2015
Developing new value messaging to support affordability
Technology upgrades
Point of sale replacement complete
Equipment upgrades underway including pin pads and scales
MVP/Loyalty
Targeted, personal campaigns continue to drive incremental sales growth
Website re-design underway, planned for Q2 2015 launch
FOOD LION MVP customer DELHAIZE GROUP 49

And in 2014, we launched our first two remodel test markets in Wilmington and Greenville NC
Greenville DMA
47 stores
Launched November 12th
Wilmington DMA
29 stores 50
Launched August 20th DELHAIZE GROUP 50

With store specific capital improvements averaging $1.5M across the two markets
Branding/Experience
Décor
Paint
Signage
Checkout fixtures
Merchandising
Shelving
Fresh department fixtures Fresh department cases
Store age
Frozen and dairy cases Flooring Maintenance upgrades 51 DELHAIZE GROUP

And customers are showing their approval
Service Excellence Top Box results Food Lion Wilmington
(% rating 5 on 5 pt scale)
Aug 20 – Dec 31
+9
+6 +8 +5

73 79 67 75 80 72 77
Sample size: Wilmington = 4,024; Food Lion = 117,867
Nov 12 – Dec 31 Food Lion
Greenville
+3 +6 +5 +6
74 77 68 74 80 85 72 78
Overall Likelihood Time it took Overall variety
shopping to you to of products
experience recommend checkout
Sample size: Greenville = 1,783; Food Lion = 46,095
Greenville Wilmington 52 DELHAIZE GROUP

Early results in test markets show favorable performance in key areas with expectation of continued improvement
Test market highlights
Sales performance in line with expectations with largest uplift in fresh departments
CapEx per store in line with budget
Wait time at checkout dramatically reduced
Cultural transformation is improving customer experience
Implemented strategic test elements? Garden cooler? Deli Express? Assortment only? Sealed fresh beef
Areas for improvement
Refinement of capital investments to improve returns
Stabilization of margin and SG&A performance
Reduced one time costs to $325K per store for next market
Identify and leverage additional initiatives to install across the network 53 DELHAIZE GROUP

The remodel market approach depends on the success of initiatives
Confirming our plans for additional market in 2015 Remodel store counts by year
2014 76
2015 Raleigh, NC ~160
Beyond 2015 to be determined based on learnings
Considerations for roll-out planning
Flexibility exists to accelerate based on results and learnings
Focused on key markets
There will be one-time remodeling costs associated with roll-out
Initiatives will continue to expand across the network ahead of remodels 54 DELHAIZE GROUP

Current performance in test markets is encouraging
Q4 average weekly sales by year*
+9% +12% +7% 2012 2013 2014 2012 2013 2014 2012 2013 2014
Food Lion Wilmington Greenville
*Uses current 1,108 store count for all years 55 DELHAIZE GROUP

We continue to be optimistic about our strategy and its potential
One banner, one strategy…
Strong momentum across the banner as we roll out key initiatives of strategy in advance of remodels
Early results from our two test markets are encouraging and customers are giving us credit for the improvements
Refinement areas are being addressed along the way
Foundational initiatives are creating a solid platform for future evolution and growth
Associates across the banner are energized and exemplifying our customer-focused behaviors
Looking forward to ~160 additional remodel stores this year in Raleigh 56 DELHAIZE GROUP

Conclusion—2015 priorities and action plan
Encouraging a Selling Organisation culture
Two important strategic initiatives underway
Food Lion « Easy, Fresh and Affordable »
Transformation Plan in Belgium
Trends for Q1 2015 (to be published on April 29, 2015)
Positive CSS at both Food Lion and Hannaford
CSS and profitability in Belgium still weak
Greece and Romania continue expansion
Signs of sales improvement in Serbia 57 DELHAIZE GROUP

Q&A 58 DELHAIZE GROUP 58

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: March 19, 2015	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President